LATAM group’s capacity increased 10.7% in June compared to the same month of 2024

Operating statistics for June 2025

Santiago, July 8, 2025 - During June, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 10.7% compared to the same month of 2024. This growth was mainly driven by a 13.9% increase in LATAM Airlines Brazil’s domestic capacity, partly due to the temporary closure of Salgado Filho International Airport (POA) in Porto Alegre during 2024, as well as a 12.3% increase in the group’s international capacity.

Additionally, new routes were launched during the month, including the international connection between Bariloche in Argentina and Guarulhos in Brazil. In the Brazilian domestic market, new routes from Aracaju to Congonhas and from Fortaleza to Juazeiro do Norte were also launched.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 10.2%. As a result, the consolidated load factor in June 2025 reached 83.8%, maintaining healthy load factors across all business segments.

During the month, LATAM group transported nearly 7 million passengers, representing a 7.3% increase compared to June 2024. Year-to-date, the group has transported more than 41.5 million passengers between January and June 2025.

In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 5.2% compared to June 2024, reaching 671 million ATKs.

The following table summarizes the main operating statistics for the month, quarter and year-to-date as of June for the main LATAM group’s business segments:

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LATAM Airlines Group S.A.
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InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	June			Second Quarter			Year to Date
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,666	10,587	10.2%	34,103	31,028	9.9%	68,486	63,486	7.9%
DOMESTIC SSC (1)	1,730	1,750	-1.2%	5,234	5,232	0.0%	11,293	11,143	1.3%
DOMESTIC BRAZIL (2)	3,616	3,138	15.2%	10,499	9,144	14.8%	20,523	18,733	9.6%
INTERNATIONAL (3)	6,320	5,699	10.9%	18,369	16,652	10.3%	36,670	33,611	9.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,919	12,570	10.7%	40,863	37,737	8.3%	82,120	76,198	7.8%
DOMESTIC SSC (1)	2,129	2,126	0.2%	6,509	6,528	(0.3)%	13,821	13,682	1.0%
DOMESTIC BRAZIL (2)	4,300	3,774	13.9%	12,705	11,455	10.9%	25,112	23,310	7.7%
INTERNATIONAL (3)	7,491	6,670	12.3%	21,649	19,753	9.6%	43,186	39,205	10.2%

PASSENGER LOAD FACTOR
SYSTEM	83.8%	84.2%	-0.4p.p	83.5%	82.2%	1.2p.p	83.4%	83.3%	0.1p.p
DOMESTIC SSC (1)	81.2%	82.3%	-1.1p.p	80.4%	80.1%	0.3p.p	81.7%	81.4%	0.3p.p
DOMESTIC BRAZIL (2)	84.1%	83.1%	0.9p.p	82.6%	79.8%	2.8p.p	81.7%	80.4%	1.4p.p
INTERNATIONAL (3)	84.4%	85.4%	-1.1p.p	84.8%	84.3%	0.6p.p	84.9%	85.7%	-0.8p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,981	6,505	7.3%	20,592	19,135	7.6%	41,561	39,370	5.6%
DOMESTIC SSC (1)	2,393	2,478	-3.4%	7,128	7,286	-2.2%	15,023	15,137	-0.8%
DOMESTIC BRAZIL (2)	3,178	2,757	15.2%	9,311	8,143	14.3%	18,085	16,666	8.5%
INTERNATIONAL (3)	1,410	1,270	11.1%	4,154	3,706	12.1%	8,453	7,566	11.7%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	355	329	7.7%	1,108	1,048	5.7%	2,177	2,060	5.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	671	637	5.2%	2,053	1,975	3.9%	4,068	3,906	4.2%

CARGO LOAD FACTOR
SYSTEM	52.9%	51.7%	1.2p.p	54.0%	53.1%	0.9p.p	53.5%	52.8%	0.8p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net